                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  VENCOR, INC.
                                 --------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    922602107
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)


                              Scott M. Brown, Esq.
                          Tenet Healthcare Corporation
                              2700 Colorado Avenue
                         Santa Monica, California  90404
                                 (310) 998-8000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to:

                             Brian J. McCarthy, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                               300 S. Grand Avenue
                         Los Angeles, California  90071
                                 (213) 687-5070

                                 September 28, 1995
               --------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                /  /

Check the following box if a fee is being paid with this Statement:
                                                /X /


                           Exhibit Index on Page
                                                 -----

CUSIP No. 922602107               Schedule 13D               Page 2 of     pages
                                                                       ---
--------------------------------------------------------------------------------

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     TENET HEALTHCARE CORPORATION  95-2557091
--------------------------------------------------------------------------------

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                             (a) /  /

                                             (b) /X /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                 /X /
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :      8,301,067
                                   :--------------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :      0
                                   :--------------------------------------------
                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :      8,301,067
                                   :--------------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :      0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,301,067
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     /  /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          12.9%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 922602107               Schedule 13D               Page 3 of     pages
                                                                       ---
--------------------------------------------------------------------------------


(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     NME PROPERTIES CORP.  62-0725891
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                             (a) /  /

                                             (b) /X /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                 /  /
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee
--------------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :      8,301,067
                                   :--------------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :      0
                                   :--------------------------------------------
                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :      8,301,067
                                   :--------------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :      0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,301,067
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     /  /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          12.9%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 922602107               Schedule 13D               Page 4 of     pages
                                                                       ---
--------------------------------------------------------------------------------

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     NME PROPERTIES, INC.  91-0628039
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                             (a) /  /

                                             (b) /X /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                 /  /
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :      2,690,880
                                   :--------------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :      0
                                   :--------------------------------------------
                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :      2,690,880
                                   :--------------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :      0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,690,880
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     /  /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          4.2%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

          This Statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $.25 per share (the "Common Stock") of Vencor, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3300 Providian Center, 400 West Market Street, Louisville, Kentucky 40202.

          The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such exhibits.


ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by Tenet Healthcare Corporation, a Nevada corporation ("Tenet"); NME Properties Corp., a Tennessee corporation ("PropCorp"); and NME Properties, Inc., a Delaware corporation ("PropInc") (collectively, the "Reporting Persons").

          The principal business of Tenet is the operation of general hospitals. The principal business of PropCorp is its investments in the healthcare industry. Tenet owns all of the outstanding stock of PropCorp. The principal business of PropInc is its investments in the healthcare industry. PropCorp owns all of the outstanding stock of PropInc.

          The address of the principal business and the principal office of each of Tenet, PropCorp and PropInc is 2700 Colorado Avenue, Santa Monica, California 90404.

          The name, business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which each such employment is conducted, of each executive officer and director of Tenet, PropCorp and PropInc are set forth on Schedules A, B and C, respectively, attached hereto.

          Except as set forth in the following two paragraphs, during the past five (5) years none of the Reporting Persons nor any other person or entity control-ling any of such persons, nor, to the best of any of their knowledge, any of the other persons listed on Schedules A, B and C attached hereto, has been (i) con-victed in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

          Various government agencies have conducted investigations concerning whether Tenet and certain of its subsidiaries engaged in improper practices. As a result of negotiations between Tenet and the Civil and Criminal Divisions of the Department of Justice ("DOJ") and the Department of Health and Human Services ("HHS"), Tenet entered into various agreements on June 29, 1994, which brought to a close all open healthcare investigations of Tenet, its subsidiaries and its facilities by the Federal government and its agencies. As a result of those agreements, on July 12, 1994 the United States District Court for the District of Columbia accepted a plea by a subsidiary operating Tenet's psychiatric hospitals for violations relating to the payment of remuneration to induce referrals and a conspiracy to make such payments. In addition, Tenet agreed to pay $362.7 million to the Federal government. The court also accepted a plea agreement relating to a single general hospital and activities that occurred while an individual convicted of defrauding the hospital was its chief executive, pursuant to which another subsidiary pleaded guilty to making illegal payments concerning programs receiving Federal funds. On July 12, 1994, Tenet, without admitting or denying liability, consented to the entry, by the United States District Court for the District of Columbia, of a civil injunctive order in response to a complaint by the Securities and Exchange Commission. The complaint alleged that Tenet failed to comply with anti-fraud and recordkeeping requirements of the Federal securities laws concerning the manner in which Tenet recorded the revenues from the activities that were the subject of the Federal government settlement relating to the psychiatric operations referred to above. In the order, Tenet is directed to comply with such requirements of the Federal securities laws. In October 1994, Tenet also agreed with 26 states and the District of Columbia to pay an additional $16.3 million to settle potential claims arising from matters involved in the Federal investigations. The 26 states and the District of Columbia are all of the areas in which Tenet's subsidiaries operated psychiatric facilities.

          One component of Tenet's settlement with Federal agencies is the adoption of a corporate compliance program under which Tenet has agreed, among other things, to: complete the disposition of its psychiatric division facilities (with the exception of four campus psychiatric facilities) no later than November 30, 1995; not own or operate other psychiatric facilities (defined for the purposes of the agreement to include residential treatment centers and substance abuse facilities) for five years from the date of completion of the disposition of its psychiatric division facilities; and divest any psychiatric facilities acquired incidental to a corporate transaction within 180 days of such acquisition. In addition, Tenet has agreed to implement certain oversight procedures and to continue its ethics training program and ethics telephone hotline. Should the oversight procedures or hotline reveal, after investigation by Tenet, credible evidence of violations of criminal, or potential material violations of civil, laws, rules or regulations governing federally funded programs, Tenet is required to report any such violation to the DOJ and HHS.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On September 28, 1995, The Hillhaven Company, a Nevada corporation ("Hillhaven"), merged with and into the Company (the "Merger"). In the Merger, each outstanding share of Hillhaven common stock (other than shares held by Hillhaven as treasury stock or owned by the Company or any subsidiary of the Company) was converted into the right to receive 0.935 of a share of Common Stock. Immediately prior to the Merger, the Reporting Persons beneficially owned in the aggregate 8,878,147 shares of Hillhaven common Stock. As a result of the Merger, such shares were converted into the right to receive 8,301,067 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

          Tenet has reached a determination to focus its operations on its domestic general hospital operations and the development of integrated healthcare delivery systems. In that regard, Tenet continually analyzes whether its assets and investments fit within its strategic plans, with a view of determining ways in which such investments might best increase the value of shareholders' investment in Tenet.

          With respect to its investment in the Company, Tenet began on October 2, 1995 to explore with the Company possible means by which Tenet may monetize its investment in the Company, including, among others, by means of subordinated debt securities of Tenet that would be convertible or exchangeable into the shares of Common Stock owned by Tenet. Tenet expects that the proceeds of any transaction that monetizes its shares of Common Stock would be used to repay existing secured bank debt. In the event Tenet determines to proceed with an offering of convertible or exchangeable subordinated debt securities, the offering would be made by means of a prospectus. However, there can be no assurance that such discussions will result in any transaction.

          In connection with their discussions regarding the means by which Tenet may monetize its investment in the Company, representatives of the Company have indicated a willingness to cooperate with Tenet in any securities offering involving shares of Common Stock and have raised with Tenet the possibility of entering into an agreement with Tenet concerning the manner in which shares of Common Stock owned by Tenet will be voted during the period and to the extent that shares of Common Stock remain subject to such convertible or exchangeable subordinated debt securities. Tenet is considering this request.

          Except as otherwise described in this Item 4, none of Tenet, PropCorp or PropInc has any present specific plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company,
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's Amended and Restated Articles of Incorporation, Bylaws or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          PropInc may be deemed to be the beneficial owner of the 2,690,880 shares of Common Stock owned by it (the "PropInc Shares"), or approximately 4.2% of the shares of Common Stock outstanding. PropInc has the sole power to vote and the sole power to dispose of the PropInc Shares.

          PropCorp may be deemed to be the beneficial owner of the 5,610,187 shares of Common Stock owned by it (the "PropCorp Shares"), or approximately 8.7% of the shares of Common Stock outstanding. PropCorp has the sole power to vote and the sole power to dispose of the PropCorp Shares. PropCorp, as the sole shareholder of PropInc, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropInc Shares, for an aggregate of 8,301,067 shares of Common Stock, or approximately 12.9% of the shares of Common Stock outstanding.

          Tenet, as the sole stockholder of PropCorp, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropCorp Shares and the PropInc Shares, for an aggregate of 8,301,067 shares of Common Stock, or approximately 12.9% of the shares of Common Stock outstanding.

          The Reporting Persons, in the aggregate, may be deemed to beneficially own 8,301,067 shares of Common Stock, or approximately 12.9% of the shares of Common Stock outstanding. The number of shares of Common Stock reported as beneficially owned herein is based upon a conversion ratio of 0.935. The percentage of shares of Common Stock outstanding reported as beneficially owned herein is based upon 64,287,907 shares of Common Stock outstanding immediately after the effective time of the Merger, based upon 28,384,046 shares of Common Stock and 38,399,852 shares of Hillhaven common stock outstanding immediately prior to the effective time of the Merger and a conversion ratio of 0.935.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Tenet, Hillhaven and the Company entered into an agreement dated as of August 22, 1995, a copy of which is attached hereto as Exhibit 2 (the "August Agreement"). Pursuant to the August Agreement, Tenet agreed, among other things, that after any Request Event (as defined in the August Agreement), subject to the terms and conditions of the August Agreement, for the period ending seven years following the consummation of the Merger Tenet will not (a) acquire any Common Stock, or any rights, securities or options to acquire any shares of Common Stock, or advise, encourage or influence any person to acquire any shares of Common Stock, (b) participate in the solicitation of proxies to vote, or communicate with or seek to advise, encourage or influence a person to vote any shares of Common Stock, (c) participate in a group in connection with any shares of Common Stock, (d) deposit any shares of Common Stock into a voting trust or subject any shares of Common Stock to any such arrangement or agreement, except as provided for in the August Agreement, (e) otherwise seek, or assist or encourage another person to seek, control or influence the management, Board of Directors, policies or affairs of the Company, or (f) request the Company to waive or amend any of (a) through (e) above. A Request Event occurred on September 29, 1995.

          Tenet also agreed in the August Agreement that so long as it is the beneficial owner of more than 5% of the issued and outstanding shares of Common Stock, it will not dispose of any shares of Common Stock except pursuant to (i) a bona fide public offering registered under the Securities Act of 1933, as amended, (ii) a private placement exempt from registration under federal securities laws, and (iii) the issuance by Tenet (or an affiliate of Tenet or an entity established by or at the request of Tenet) of debt or equity securities of Tenet (or an affiliate of Tenet or an entity established by or at the request of Tenet) that would be exchangeable or convertible into shares of Common Stock; PROVIDED, HOWEVER, that no sales or series of sales of more than 2.5% of the voting power of the then outstanding Common Stock shall be made to any person or related group of persons who would immediately thereafter own or have the right to acquire more than 5% of the voting power of the then outstanding Common Stock.

          The August Agreement also provides that the Company will provide Tenet with certain registration rights for all shares of Common Stock received in the Merger (whether offered for sale directly or in connection with the issuance of debt or equity securities of Tenet (or an affiliate of Tenet or an entity established by or at the request of Tenet) that would be exchangeable or convertible into shares of Common Stock) on (except as contemplated by the preceding paragraph) the same terms and subject to the same conditions as exist in the Warrant and Registration Rights Agreement, dated as of January 31, 1990, among Hillhaven, Tenet and Manufacturers Hanover Trust Company of California, Warrant Agent, a copy of which previously was filed as Exhibit 5 to the Statement on Schedule 13D relating to the Hillhaven common stock filed by Tenet on February 9, 1990. A copy of "Article II - Registration Rights" from such agreement is attached hereto as Exhibit 3.

          On January 25, 1995, Tenet entered into a letter agreement with Horizon Healthcare Corporation ("Horizon"), copy of which is attached hereto as
Exhibit 4 (the "Horizon Letter Agreement"). Pursuant to the Horizon Letter Agreement, Tenet agreed that if, prior to

January 25, 1996, there is a merger, consolidation or other transaction between Hillhaven and any party other than Horizon (an "Other Transaction") in which Tenet receives consideration for any of its shares of Hillhaven common stock equal to or greater than $27.50 per share, then Horizon shall be entitled to receive (and Tenet shall cause Horizon to receive) upon consummation of an Other Transaction an amount equal to the greater of (i) $5,000,000 or (ii) 50% of the consideration received by Tenet in excess of $29 per share of Hillhaven common stock. If the consideration received for Tenet's shares of Hillhaven common stock in an Other Transaction includes securities or other assets or property other than cash, such consideration shall be valued at fair market value at the time of receipt, and Tenet, at its option, may distribute to Horizon the payments required to be made under the foregoing sentence in cash or in kind. Because Tenet will receive shares of Common Stock in the Merger, Tenet currently is evaluating whether to pay Horizon the amount owing to Horizon in cash or shares of Common Stock.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Joint Filing Agreement

Exhibit 2      Agreement among Tenet, Hillhaven and the Company dated August 22,
               1995

Exhibit 3 Article II - Registration Rights, from Warrant and Registration Rights Agreement dated as of January 31, 1990, among National Medical Enterprises, Inc., The Hillhaven Corporation and Manufacturers Hanover Trust Company of California, Warrant Agent

Exhibit 4      Letter Agreement between Tenet and Horizon, dated January 25,
               1995

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 2, 1995


                                        TENET HEALTHCARE CORPORATION



                                        By:  /s/ Scott M. Brown
                                             -----------------------------------
                                             Scott M. Brown
                                             Senior Vice President and
                                             Secretary

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 2, 1995


                                        NME PROPERTIES CORP.



                                        By: /s/ Scott M. Brown
                                            ------------------------------------
                                            Scott M. Brown
                                            Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 2, 1995


                                        NME PROPERTIES, INC.



                                        By:  /s/ Scott M. Brown
                                             -----------------------------------
                                             Scott M. Brown
                                             Vice President

                                                                      SCHEDULE A


                        Executive Officers and Directors
                                       of
                          Tenet Healthcare Corporation

          The names of the Directors and the names and titles of the Executive Officers of Tenet Healthcare Corporation ("Tenet") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of Tenet at 2700 Colorado Avenue, Santa Monica, California 90404, each occupation set forth opposite an individual's name refers to Tenet and each individual is a United States citizen.

                              Present Principal
Name, Business Address        Occupation
----------------------        --------------------

Jeffrey C. Barbakow*          Chairman of the Board and Chief
                                  Executive Officer

Michael H. Focht, Sr.*        President and Chief Operating
                                  Officer

Maris Andersons               Executive Vice President and
                                  Treasurer

Scott M. Brown                Senior Vice President, General
                                  Counsel and Secretary

Raymond L. Mathiasen          Senior Vice President and Chief
                                  Financial Officer

Bernice B. Bratter*           Executive Director, Senior Health
                                  and Peer Counseling until her
                                  retirement in March 1995

John T. Casey*                Private Investor

Maurice J. DeWald*            Chairman and Chief Executive
19100 Von Karman Avenue,          Officer, Verity  Financial
Suite 350                         Group, Inc.
Irvine, CA  92715

                              Present Principal
Name, Business Address        Occupation
----------------------        --------------------

Peter de Wetter*              Executive Vice President until his
                                  retirement in May 1989

Edward Egbert, M.D.*          Physician in private practice until
                                  his retirement in January 1994

Raymond A. Hay*               Chairman and Chief Executive
5956 Sherry Lane, Suite 902       Officer, Aberdeen Associates
Dallas, Texas  75225

Lester B. Korn*               Chairman and Chief Executive
1800 Century Park East,           Officer, Korn Tuttle Capital
Suite 1100                        Group
Los Angeles, CA  90067

James P. Livingston*          Private Investor; Executive Vice
                                  President until his retirement
                                  in June 1986

Robert W. O'Leary*            Chairman and Chief Executive
12739 High Bluff Drive             Officer, American Healthcare
Suite 300                          Systems
San Diego, California  92130

Thomas J. Pritzker*           Private Investor

Richard S. Schweiker*         President, American Council of
                                  Life Insurance until his
                                  retirement in December 1994








____________________
* Director

                                                                      SCHEDULE B


                        Executive Officers and Directors
                                       of
                              NME Properties Corp.

          The names of the Directors and the names and titles of the Executive Officers of NME Properties Corp., a Tennessee corporation, and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of NME Properties Corp. at 2700 Colorado Avenue, Santa Monica, California 90404, each occupation set forth opposite an individual's name refers to NME Properties Corp. and each individual is a United States citizen.


                              Present Principal
Name, Business Address        Occupation
----------------------        --------------------

Michael H. Focht, Sr.         President; President of Tenet
                                 Healthcare Corporation ("Tenet")

Terence P. McMullen           Vice President and Treasurer;
                                 Vice President and Assistant
                                 Treasurer of Tenet

Scott M. Brown*               Senior Vice President and
                                 Secretary; Senior Vice
                                 President, General Counsel
                                 and Secretary of Tenet








____________________
* Director

                                                                      SCHEDULE C


                        Executive Officers and Directors
                                       of
                              NME Properties, Inc.

          The names of the Directors and the names and titles of the Executive Officers of NME Properties, Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of NME Properties, Inc. at 2700 Colorado Avenue, Santa Monica, California 90404, each occupation set forth opposite an individual's name refers to NME Properties, Inc. and each individual is a United States citizen.


                              Present Principal
Name, Business Address        Occupation
----------------------        --------------------

Michael H. Focht, Sr.         President; President of Tenet
                                 Healthcare Corporation ("Tenet")

Terence P. McMullen           Vice President and Treasurer;
                                 Vice President and Assistant
                                 Treasurer of Tenet

Scott M. Brown*               Senior Vice President and
                                 Secretary; Senior Vice
                                 President, General Counsel
                                 and Secretary of Tenet







____________________
* Director

                                  EXHIBIT INDEX


Exhibit No.    Description                                              Page No.
-----------    -----------                                              --------

Exhibit 1      Joint Filing Agreement

Exhibit 2 Agreement among Tenet, Hillhaven and the Company dated August 22, 1995

Exhibit 3      Article II - Registration Rights, from Warrant and
               Registration Rights Agreement dated as of January 31, 1990, among National Medical
               Enterprises, Inc., The Hillhaven Corporation and
               Manufacturers Hanover Trust Company of California,
               Warrant Agent

Exhibit 4      Letter Agreement between Tenet and Horizon, dated
               January 25, 1995